November 7, 2024

John Brenman
Chief Executive Officer
Swiftmerge Acquisition Corp.
4318 Forman Ave
Toluca Lake, CA 91602

Tristan Yopp
Chief Financial Officer
AleAnna Energy, LLC
Crecent Court, Suite 1860
Dallas, TX 75201

       Re: Swiftmerge Acquisition Corp.
           AleAnna Energy, LLC
           Amendment No. 2 to Registration Statement on Form S-4
           Filed November 5, 2024
           File No. 333-280699
Dear John Brenman and Tristan Yopp:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4
Risks Related to SPAC and the Business Combination
If SPAC has not consummated an initial business combination by June 17, 2025 or, if such period is extended, within such extended period, page 103

1. We note your revised disclosure in response to prior comment 16 that if SPAC is
 November 7, 2024
Page 2

       unable to complete an initial business combination by December 14, 2024 and seeks to extend beyond such 36-month period, such extension would violate Nasdaq IM-
       5101-2, and the SPAC   s securities will be suspended and delisted by
Nasdaq. Please
       revise this statement to clarify that your securities will be immediately suspended and delisted once you receive a delisting determination letter from Nasdaq. Also, revise to describe any potential impact on your ability to complete your initial business combination. Lastly, disclose the impact on securities holders if your securities are no
       longer considered    covered securities.
BofA, as underwriters of the Initial Public Offering, was to be compensated in part on a deferred basis in connection with with the Initial, page 113

2. We note your revised disclosure in response to prior comment 2 that BofA did not communicate the reason for providing a waiver of its deferred fees. Please revise to discuss in greater detail the circumstances surrounding BofA's agreement to waive their deferred fees, including how this waiver was obtained from BofA. Background to the Business Combination, page 160

3. We note your revised disclosure in response to prior comment 6. Please expand your disclosure to elaborate on the relationship among SPAC, Pureplay and its co-founder, including any pre-existing relationships and understandings among such parties. In addition, please discuss in greater detail the circumstances under which SPAC and
       AleAnna were introduced. In that regard, we note that Pureplay issued a demand letter to SPAC for compensation for its role in facilitating the Business Combination.
AleAnna's Business
Reserve Information
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas
Reserves, page 231

4. We note the revised presentation of future net cash flows and present value discounted
       at 10%; however, the section heading should be revised to    Present
Value of Future
       Net Cash Flows Discounted at 10%.
Notes to Consolidated Financial Statements
Note 13-Natural Gas Producing Activities (Unaudited)
Reserve Information, page F-77

5. We note the revised tabular reconciliation of the changes in total proved reserves and the updated explanatory footnote, as of December 31, 2023. We also note your presentation of the changes in the standardized measure (page F-79) includes a 2023 net downward change due to the decrease in the volume-weighted average sales price from $24.55 per Mcf in 2022 to $14.13 per Mcf in 2023. Furthermore, the changes in the standardized measure for 2022 include a similar but upward change attributed to a net change in the sales prices. Please expand your tabular reconciliation of the changes in total proved reserves on page F-77 to include the volume changes
       associated with "revisions" due to the net changes in sales prices separately from the
       volume change associated with    extensions & discoveries    for the
years ended
       December 31, 2023 and 2022, respectively.
 November 7, 2024
Page 3


       As all your reserves are proved undeveloped, this comment also applies to the tabular reconciliation of the changes in proved undeveloped reserves, as of December 31,
       2023. Please expand your tabular reconciliation of the changes in proved undeveloped reserves on page 230 to include the negative volume change associated with
       "revisions" due to the decrease in prices separately from the volume change associated
       with    extensions & discoveries.
Exhibits

6. We note you have filed a short form tax opinion filed as Exhibit 8.1 with respect to the material United States federal income tax consequences of the Domestication to
       U.S. Holders of SPAC securities. Please also provide a legal opinion with respect to the material tax consequences of the business combination to the respective securityholders of SPAC and AleAnna. If you intend to file short-form opinions, please revise the related tax disclosure in your proxy statement/prospectus to clearly state that the tax consequences of the business combination to the respective securityholders of SPAC and AleAnna is the opinion of named counsel and clearly identify the opinion being rendered.
        Please contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at 202-551-3699, or Sandra Wall, Petroleum Engineer, at 202-551-4727 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-
6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Adam Namoury, Esq.
      Stephen Grant, Esq.